May 11, 2009
VIA TELEFAX (202) 772-9210
Jessica Barberich
Staff Accountant
Division of Corporation Finance
United States Securities
     and Exchange Commission
100 F. St. Street, NE
Washington, DC 20549

Re:	Sunair Services Corporation SEC Comment Letter dated April 16, 2009 (copy attached)
Dear Ms. Barberich:
          This letter is requesting an extension until May 21, 2009 to respond to your letter addressed to Mr. Jack Ruff, our Chief Executive Officer and President, dated April 16, 2009 (copy attached).
          Should you have any questions regarding this correspondence please contact me at (561) 208-7400 my office or (407) 948-3317 my cell. I placed a call to your office today in addition to sending this fax.
Sincerely,
/s/ Edward M. Carriero, Jr.
Edward M. Carriero, Jr.
Chief Financial Officer
cc: Jack Ruff, CEO